DBS

082-03172

RECEIVED

2008 AUG 11 P 1:35

08004266

SUPPL

August 7, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

UNAUDITED RESULTS FOR THE SECOND QUARTER ENDED 30 JUNE 2008

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the second quarter ended 30 June 2008.

Yours sincerely

Jeannie Hui
Assistant Secretary
6878 5159

enc.

JH/et

PROCESSED
AUG 13 2008
THOMSON REUTERS

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2008\7 Aug\finance result-ltr.doc

RECEIVED

2008 AUG 11 P 1:35

DBS

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the second quarter ended 30 June 2008.

For the second quarter of 2008, the Directors have declared an interim one-tier tax-exempt dividend of 10 cents (second quarter 2007: 10 cents less 18% tax) for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and an interim one-tier tax-exempt dividend of 20 cents (second quarter 2007: 20 cents less 18% tax) for each DBSH ordinary share.

The second quarter 2008 dividend will be payable on 3 September 2008. The DBSH shares will be quoted ex-dividend on 19 August 2008. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 22 August 2008. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 21 August 2008 will be registered to determine shareholders' entitlement to the second quarter 2008 dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the second quarter 2008 dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

7 August 2008
Singapore

More information on the above announcement is available at www.dbs.com/investor

Contents **Page**

	2nd Qtr 2008	2nd Qtr 2007	% chg	1st Qtr 2008	1st Half 2008	1st Half 2007	% chg
Per share data ($)							
Per basic share							
– earnings excluding one-time items and goodwill charges	1.76	1.76		1.58	1.67	1.69	
– earnings	1.74	1.69		1.58	1.66	1.63	
– net book value 7/	13.05	12.66		13.43	13.05	12.66	
Per diluted share							
– earnings excluding one-time items and goodwill charges	1.69	1.69		1.52	1.61	1.63	
– earnings	1.68	1.63		1.52	1.60	1.56	
– net book value 7/	12.78	12.45		13.15	12.78	12.45	

Notes:
1/ Figures have been reclassified to make them consistent with the current period's presentation
2/ One-time items include gains on sale of office buildings in Hong Kong, impairment charges for Thai investment and allowance write-back for a Singapore property
3/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
5/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
6/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
7/ Minority interests are not included as equity in the computation of net book value and return on equity
NM Not Meaningful

Second-quarter net profit of $668 million was 1% above a year ago. Revenues were sustained and cost pressures managed amid a lower interest rate environment and subdued capital markets. Compared to the previous quarter, net profit was 11% higher as trading income recovered and total allowances declined.

Bowa Commercial Bank (Bowa) was consolidated from 24 May 2008. The consolidation had little impact on the Group's second quarter results except for certain balance sheet items.

Interest income rose 3% from a year ago to $1.06 billion, unchanged from the previous quarter. Although loans continued to grow during the quarter, the impact was offset by a decline in interest margins. Lower stockbroking and investment banking activities contributed to a fall in net fee income of 8% from a year ago and 3% from the previous quarter to $342 million.

Trading performance improved during the quarter, rising to $111 million from $97 million a year ago and compared to a loss of $161 million in the previous quarter. The improvement in trading income was offset by lower net income from the sale of financial investments.

The cost-income ratio of 43% was similar to a year ago and slightly higher than the 42% in the previous quarter. Compared to the previous quarter, expenses grew 5% to $687 million.

Excluding Bowa, the non-performing loan (NPL) rate rose slightly from 1.0% in the previous quarter to 1.1%, but remained below the 1.4% a year ago. Specific loan allowances rose to 18 basis points of loans compared with 13 basis points in the previous quarter, but was little changed from the 19 basis points a year ago. Total allowances were lower than both comparative periods. Allowances for loans continued to provide adequate coverage for total loan exposures net of collateral.

Including Bowa, the NPL rate increased to 1.4%. There was no allowance charge in the second quarter for Bowa as allowances amounting to 67% of its NPLs had already been set aside prior to its consolidation. With the consolidation of Bowa, total cumulative allowances amounted to 116% of non-performing assets and 195% of unsecured non-performing assets.

Return on assets was 1.07% compared to 1.23% a year ago and 0.99% in the previous quarter. Return on equity of 13.0% was below the 13.6% a year ago but improved from 11.6% in the previous quarter.

There was a separate one-time charge of $16 million comprising a $34 million impairment charge for the group's investment in TMB Bank in Thailand and a gain of $18 million from the sale of office buildings in Hong Kong. Including these non-operating items, net profit for the second quarter was $652 million.

For the first half, net profit excluding one-time items fell 1% from a year ago to $1.27 billion, with return on equity declining from 13.4% to 12.4%.

Volume and rate analysis ($m) Increase/(decrease) due to change in	**2nd Qtr 2008 versus 2nd Qtr 2007**			**2nd Qtr 2008 versus 1st Qtr 2008**		
	Volume	**Rate**	**Net change**	**Volume**	**Rate**	**Net change**
Interest income						
Customer loans	261	(429)	(168)	28	(182)	(154)
Interbank assets	41	(82)	(41)	21	(17)	4
Securities	(20)	(88)	(108)	(7)	(55)	(62)
Total	282	(599)	(317)	42	(254)	(212)
Interest expense						
Customer deposits	98	(365)	(267)	15	(201)	(186)
Other borrowings	66	(147)	(81)	9	(36)	(27)
Total	164	(512)	(348)	24	(237)	(213)
Net impact on interest income	118	(87)	31	18	(17)	1
Due to change in number of days			-			-
Net Interest Income			31			1

Volume and rate analysis ($m) Increase/(decrease) due to change in	**1st Half 2008 versus 1st Half 2007**		
	Volume	**Rate**	**Net change**
Interest income			
Customer loans	555	(678)	(123)
Interbank assets	69	(157)	(88)
Securities	(7)	(100)	(107)
Total	617	(935)	(318)
Interest expense			
Customer deposits	206	(553)	(347)
Other borrowings	146	(219)	(73)
Total	352	(772)	(420)
Net impact on interest income	265	(163)	102
Due to change in number of days			12
Net Interest Income			114

EXPENSES

($m)	2nd Qtr 2008	2nd Qtr 2007	% chg	1st Qtr 2008	1st Half 2008	1st Half 2007	% chg
Staff	370	354	5	352	722	714	1
Occupancy	61	51	20	58	119	104	14
Computerisation	109	111	(2)	102	211	223	(5)
Revenue-related	40	35	14	34	74	60	23
Others	107	109	(2)	110	217	217	-
Total	687	660	4	656	1,343	1,318	2
Staff headcount at period-end	15,219	13,364	14	14,551	15,219	13,364	14
Included in the above table were:							
Depreciation of properties and other fixed assets	37	30	23	34	71	62	15
Director's fees	1	#	NM	1	2	1	100
Audit fees payable	2	2	-	2	4	3	33

\# Amount under $500,000
NM Not Meaningful

Expenses of $687 million were 4% higher than a year ago and 5% above the previous quarter, with both wage and non-wage costs contributing to the rise. Headcount increased 8% from a year ago but fell 1% from the previous quarter to 14,376. Including the consolidation from Bowa, headcount was 15,219.

For the first half, expenses rose 2% to $1.34 billion as increases in occupancy and revenue-related costs were partially offset by lower computerisation charges. The increase was in line with revenues, leaving the cost-income ratio at 43%.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	2nd Qtr 2008	2nd Qtr 2007	% chg	1st Qtr 2008	1st Half 2008	1st Half 2007	% chg
General allowances (GP)	(31)	24	NM	90	59	126	(53)
Specific allowances (SP) for loans	52	47	11	37	89	48	85
Singapore	9	9	-	23	32	(9)	NM
Hong Kong	37	18	>100	15	52	37	41
Other countries	6	20	(70)	(1)	5	20	(75)
Specific allowances (SP) for securities, properties and other assets [1/]	35	(7)	NM	13	48	(5)	NM
Total	56	64	(13)	140	196	169	16

Note:
1/ Excludes one-time items
NM Not Meaningful

Specific allowances for loans rose from $37 million in the previous quarter to $52 million. The increase was led by Hong Kong, where specific allowances were made for some equity related lending to individuals. No additional general allowances for loans were made in the second quarter given the adequacy of total allowances (net of collaterals) against loans.

General allowances of $31 million that were previously taken for sub-prime ABS CDOs were reclassified as a specific allowance given a specific deterioration in the credit quality of a CDO. This resulted in a general allowance write-back of $31 million which was offset by increases in specific allowance for securities.

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
31 Dec 2007							
Total assets before goodwill	32,148	22,738	56,569	84,444	27,930	3,920	227,749
Total liabilities	83,171	21,311	30,733	47,667	1,458	26,093	210,433
Capital expenditure for 4th Qtr 2007	27	1	3	4	-	42	77
Depreciation for 4th Qtr 2007	6	1	2	3	-	20	32
30 June 2007							
Total assets before goodwill	31,871	22,028	47,354	85,218	27,228	3,349	217,048
Total liabilities	81,168	19,898	22,305	49,193	1,404	26,634	200,602
Capital expenditure for 2nd Qtr 2007	11	1	4	2	-	18	36
Depreciation for 2nd Qtr 2007	7	-	1	2	-	20	30

Consumer Banking's (CBG) net interest income fell from both the previous quarter and a year ago with lower deposit margins in Singapore despite higher loan and deposit volumes. Non-interest income improved from the previous quarter due to wealth management sales. Expenses were higher than both comparative periods as operating costs increased while wage costs were stable. Allowances rose from the previous quarter due to higher general allowances.

Enterprise Banking's (EB) net interest income fell from both comparative periods as higher loan volumes and margins were more than offset by lower deposit margins. Non-interest income was lower than the previous quarter due to a decline in treasury product sales. Expenses rose from a year ago due to higher staff and non-staff costs. Allowances were higher than the previous quarter due to lower recoveries in specific allowances. Compared to a year ago, a decline in specific allowances was partially offset by higher general allowances.

Corporate and Investment Banking's (CIB) net interest income rose from the previous quarter and a year ago due to higher loan margins. Compared to a year ago, higher loan and deposit volumes also contributed to the increase in net interest income. Non-interest income was lower than a year ago as higher loan syndication fees were more than offset by lower sales of treasury products. There was a general allowance write-back in the current quarter compared to a charge in both comparative periods. Specific allowances were higher than the previous quarter but little changed from a year ago.

Global Financial Markets' (GFM) non-interest income recorded a gain from interest rate and foreign exchange activities, recovering from a loss in credit trading in the previous quarter. Expenses were higher than both comparative periods due to higher staff costs.

Central Treasury Unit (CTU) manages the Group's asset and liability interest rate positions as well as its investments. Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

Singapore

Net interest income was higher than a year ago as loans and deposits expanded. Compared to the previous quarter, higher asset volumes were more than offset by lower margins. Non-interest income improved from the previous quarter due to a recovery in trading income.

Expenses were higher than the previous quarter due to higher wage costs.

Allowances were higher in the previous quarter due to general allowances set aside for the strong loan growth.

Hong Kong

The second quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 3% from the previous quarter and 11% from a year ago.

Net interest income was below a year ago as higher loan and deposit volumes were more than offset by lower margins. Net interest income declined from the previous quarter as interbank assets fell.

Non-interest income fell from the previous quarter due to lower stockbroking commissions and treasury product sales.

Expenses rose from a year ago as staff and non-staff costs rose. The increase in allowances from the previous quarter was led by specific allowances for margin lending to individuals.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Jun 2008						
Consumer Banking	327	129	331	1.0	141	253
Enterprise Banking	972	482	247	3.9	75	130
Corporate and Investment Banking	215	71	542	0.4	285	413
Others	168	71	(64)	2.2	4	10
Total non-performing loans (NPL)	1,682	753	1,056	1.4	108	189
Debt securities	198	191	158	-	176	181
Contingent liabilities	98	7	134	-	144	463
Total non-performing assets (NPA)	1,978	951	1,348	-	116	195
31 Mar 2008						
Consumer Banking	229	62	311	0.7	163	379
Enterprise Banking	671	324	220	3.0	81	159
Corporate and Investment Banking	226	54	555	0.4	269	409
Others	62	53	(32)	0.9	34	41
Total non-performing loans (NPL)	1,188	493	1,054	1.0	130	242
Debt securities	167	160	182	-	205	212
Contingent liabilities	109	7	130	-	125	344
Total non-performing assets (NPA)	1,464	660	1,366	-	138	241
31 Dec 2007						
Consumer Banking	238	65	312	0.8	158	368
Enterprise Banking	690	342	220	3.1	82	154
Corporate and Investment Banking	178	50	489	0.4	302	641
Others	62	34	(41)	0.9	(10)	(13)
Total non-performing loans (NPL)	1,168	491	980	1.1	126	246
Debt securities	160	152	192	-	215	224
Contingent liabilities	114	9	120	-	113	304
Total non-performing assets (NPA)	1,442	652	1,292	-	135	245

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography

	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Jun 2008						
Singapore	558	219	398	0.9	110	221
Hong Kong	437	200	301	1.5	115	217
Rest of Greater China	483	273	119	4.4	81	124
South and South-east Asia	90	42	131	1.0	193	221
Rest of the World	114	19	107	1.1	111	229
Total non-performing loans	1,682	753	1,056	1.4	108	189
Debt securities	198	191	158	-	176	181
Contingent liabilities	98	7	134	-	144	463
Total non-performing assets	1,978	951	1,348	-	116	195
31 Mar 2008						
Singapore	494	227	425	0.8	132	255
Hong Kong	419	186	284	1.5	112	202
Rest of Greater China	76	28	94	0.9	159	438
South and South-east Asia	65	42	137	0.8	275	339
Rest of the World	134	10	114	1.2	93	173
Total non-performing loans	1,188	493	1,054	1.0	130	242
Debt securities	167	160	182	-	205	212
Contingent liabilities	109	7	130	-	125	344
Total non-performing assets	1,464	660	1,366	-	138	241
31 Dec 2007						
Singapore	533	237	414	1.0	122	244
Hong Kong	418	174	284	1.5	109	190
Rest of Greater China	80	28	87	1.0	144	463
South and South-east Asia	71	41	116	0.9	221	281
Rest of the World	66	11	79	0.5	137	849
Total non-performing loans	1,168	491	980	1.1	126	246
Debt securities	160	152	192	-	215	224
Contingent liabilities	114	9	120	-	113	304
Total non-performing assets	1,442	652	1,292	-	135	245
30 Jun 2007						
Singapore	707	321	487	1.4	114	239
Hong Kong	356	159	299	1.2	129	246
Rest of Greater China	72	24	70	1.1	131	395
South and South-east Asia	147	74	88	2.5	111	127
Rest of the World	90	24	79	0.9	114	325
Total non-performing loans	1,372	602	1,023	1.4	118	229
Debt securities	37	17	80	-	260	587
Contingent liabilities	85	5	129	-	158	2,137
Total non-performing assets	1,494	624	1,232	-	124	254

By period overdue

($m)	30 Jun 2008 NPA	31 Mar 2008 NPA	31 Dec 2007 NPA	30 Jun 2007 NPA
Not overdue	826	559	542	333
<90 days overdue	309	284	255	388
91-180 days overdue	191	108	94	144
>180 days overdue	652	513	551	629
Total	1,978	1,464	1,442	1,494

Compared to the previous quarter, the amount of non-performing loans (NPLs) rose from $1.19 billion to $1.68 billion, including $385 million from Bowa. Of Bowa's NPLs, $276 million were for SME loans and the remainder for consumer loans.

By business segment and excluding Bowa, most of the increase in NPLs from the previous quarter was due to margin lending to individuals (in Others). NPLs for CBG and CIB declined 5% from the previous quarter while those for EB loans rose 4%. The NPL rate for CBG and CIB loans was unchanged from the previous quarter. For EB loans, the rate declined from 3.0% in the previous quarter to 2.9%.

By region and excluding Bowa, the NPL rate was unchanged in Hong Kong, and rose slightly for other regions.

With the consolidation of Bowa, 42% of non-performing assets were still current in their payment compared with 38% in the previous quarter.

FUNDING SOURCES

($m)	30 Jun 2008	31 Mar 2008	31 Dec 2007	30 Jun 2007
Customer deposits [1/]	158,726	157,379	153,572	141,272
Interbank liabilities [2/]	19,921	21,376	16,481	11,898
Other borrowings and liabilities [2/]	49,757	51,848	43,057	50,080
Shareholders' funds	20,284	20,850	20,481	19,641
Total	248,688	251,453	233,591	222,891

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 July 2007 to 30 June 2008. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 July 2007 to 30 June 2008		
($m)	As at 30 June 2008	Average	High	Low
Total	36	23	43	12

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 July 2007 to 30 June 2008.


DBSH Group VaR for Trading Book
25
20
15
10
5
0
No. of Days
>9-10
>11-12
>13-14
>15-16
>17-18
>19-20
>21-22
>23-24
>25-26
>27-28
>29-30
>31-32
>33-34
>35-36
>37-38
>39-40
>41-42
>43-44
VaR (S$ million)


Daily Distribution of Group Trading Income
(1 Jul 2007 to 30 Jun 2008)
30
25
20
15
10
5
0
No. of days
Trading income (S$ million)

Unaudited Consolidated Income Statement

In $ millions	2nd Qtr 2008	2nd Qtr 2007 [1/]	+/(-) %	1st Qtr 2008	1st Half 2008	1st Half 2007 [1/]	+/(-) %
Income							
Interest income	1,935	2,252	(14)	2,147	4,082	4,376	(7)
Interest expense	877	1,225	(28)	1,090	1,967	2,375	(17)
Net interest income	1,058	1,027	3	1,057	2,115	2,001	6
Net fee and commission income	342	371	(8)	353	695	680	2
Net trading income	111	97	14	(161)	(50)	268	NM
Net income from financial instruments designated at fair value	26	(49)	NM	85	111	(95)	NM
Net income from financial investments	49	94	(48)	211	260	218	19
Other income	31	11	>100	18	49	21	>100
Total income	1,617	1,551	4	1,563	3,180	3093	3
Expenses							
Employee benefits	370	354	5	352	722	714	1
Depreciation of properties and other fixed assets	37	30	23	34	71	62	15
Other expenses	280	276	1	270	550	542	1
Allowances for credit and other losses	90	145	(38)	140	230	250	(8)
Total expenses	777	805	(3)	796	1,573	1,568	-
Profit	840	746	13	767	1,607	1,525	5
Share of profits of associates	21	25	(16)	23	44	51	(14)
Profit before tax	861	771	12	790	1,651	1,576	5
Income tax expense	159	151	5	151	310	303	2
Net profit	702	620	13	639	1,341	1,273	5
Attributable to:							
Shareholders	652	560	16	603	1,255	1,177	7
Minority interests	50	60	(17)	36	86	96	(10)
	702	620	13	639	1,341	1,273	5

Note
1/ Figures have been reclassified to make them consistent with the current period's presentation

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserve	Minority interests	Total equity
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	2,677	23,158
Exercise of share options	37						37
Net exchange translation adjustments				(33)		(86)	(119)
Share of associates' reserves				(47)			(47)
Cost of share-based payments				14			14
Share buyback during the period			(4)				(4)
Reclassification of reserves upon exercise of share options	5			(5)			-
Available-for-sale investments/Cash flow hedge:							
- Net valuation taken to equity				(701)			(701)
- Transferred to income statement on sale				(227)			(227)
- Tax on items taken directly to or transferred from equity				128			128
Transfer from / (to) revenue reserve				(11)	11		-
Net profit for the period					1,255	86	1,341
Final dividends paid for previous year					(302)		(302)
Interim dividends paid for current year					(317)		(317)
Dividends paid to minority interests						(74)	(74)
Change in minority interests						1,501	1,501
Balance at 30 June 2008	**4,140**	**66**	**(106)**	**6,798**	**9,386**	**4,104**	**24,388**
Balance at 1 January 2007	3,976	66	(111)	7,182	7,562	2,371	21,046
Exercise of share options	85						85
Net exchange translation adjustments				18		(1)	17
Share of associates' reserves				18			18
Cost of share-based payments				18			18
Draw-down of reserves upon vesting of performance shares			37	(37)			-
Available-for-sale investments/Cash flow hedge:							
- Net valuation taken to equity				334			334
- Transferred to income statement on sale				(105)			(105)
- Tax on items taken directly to or transferred from equity				(9)			(9)
Net profit for the period					1,177	96	1,273
Appropriation from income statement [1/]				30	(30)		-
Final dividends paid for previous year					(310)		(310)
Interim dividends paid for current year					(260)		(260)
Dividends paid to minority interests						(72)	(72)
Change in minority interests						254	254
Balance at 30 June 2007	4,061	66	(74)	7,449	8,139	2,648	22,289

Note
1/ Includes appropriation from prior year's net profit

Unaudited Consolidated Cash Flow Statement

In $ millions	1st Half 2008	1st Half 2007
Cash flows from operating activities		
Profit before tax	**1,651**	1,576
Adjustments for non-cash items:		
Allowances for credit and other losses	**230**	250
Depreciation of properties and other fixed assets	**71**	62
Share of profits of associates	**(44)**	(51)
Net gain on disposal of properties and other fixed assets	**(21)**	(4)
Net gain on disposal of financial investments	**(260)**	(218)
Profit before changes in operating assets & liabilities	**1,627**	1,615
Increase/(Decrease) in:		
Due to banks	**3,867**	2,093
Due to non-bank customers	**5,022**	10,202
Financial liabilities at fair value through profit or loss	**(2,275)**	3,195
Other liabilities including bills payable	**4,590**	3,074
Debt securities and borrowings	**1,252**	2,580
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(442)**	614
Singapore Government securities and treasury bills	**(1,225)**	(1,556)
Due from banks	**(4,862)**	(2,891)
Financial assets at fair value through profit or loss	**2,616**	(5,803)
Loans and advances to customers	**(11,683)**	(11,894)
Financial investments	**(2,302)**	(493)
Other assets	**(2,363)**	(3,143)
Tax paid	**(258)**	(177)
Net cash (used in) operating activities (1)	**(6,436)**	(2,584)
Cash flows from investing activities		
Dividends from associates	**32**	35
Purchase of properties and other fixed assets	**(178)**	(66)
Proceeds from disposal of properties and other fixed assets	**47**	45
Acquisition of interest in associates	**-**	(4)
Net cash (used in)/generated from investing activities (2)	**(99)**	10
Cash flows from financing activities		
Increase in share capital and share premium	**42**	85
Proceeds from issuance of subordinated term debts	**1,500**	3,044
Dividends paid to shareholders of the Company	**(619)**	(570)
Dividends paid to minority interests	**(74)**	(72)
Net cash generated from financing activities (3)	**849**	2,487
Exchange translation adjustments (4)	**(33)**	17
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**(5,719)**	(70)
Cash and cash equivalents at 1 January	**22,273**	15,118
Cash and cash equivalents at 30 June	**16,554**	15,048

DISCLOSURE ON CERTAIN FINANCIAL INSTRUMENTS

At the request of the G7 Finance Ministers and Central Bank Governors, the Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of certain financial instruments. The following disclosures are made in keeping with these developments.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO	30 Jun 2008		31 Mar 2008		31 Dec 2007		30 Jun 2007	
($m)	Exposure	Allowance	Exposure	Allowance	Exposure	Allowance	Exposure	Allowance
Investment Portfolio	**1,114**	**282**	**1,134**	**282**	**1,211**	**270**	**1,361**	-
ABS CDO	255	232	259	232	267	240	287	-
Non-ABS CDO	859	50	875	50	944	30	1,074	-
CLO	*696*	*30*	*709*	*30*	*771*	*30*	*813*	-
Other CDOs	*163*	*20*	*166*	*20*	*173*	-	*261*	-
Trading Book	**341**	-	**303**	-	**975**	-	**1,053**	-
Total	1,455	282	1,437	282	2,186	270	2,414	-

Moody's Ratings

Type of CDO	Aaa	Aa	A	Baa to B	Caa – Ca	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio							
ABS CDO	-	2%	7%	6%	3%	5%	23%
Non-ABS CDO	8%	22%	45%	-	1%	1%	77%
CLO	*8%*	*22%*	*31%*	-	-	*1%*	*62%*
Other CDOs	-	-	*14%*	-	*1%*	-	*15%*
Total	8%	24%	52%	6%	4%	6%	100%

Standard & Poor's Ratings

Type of CDO	AAA	AA	A	BBB to B	CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio							
ABS CDO	3%	7%	4%	6%	1%	2%	23%
Non-ABS CDO	10%	15%	28%	-	-	24%	77%
CLO	*10%*	*15%*	*28%*	-	-	*9%*	*62%*
Other CDOs	-	-	-	-	-	*15%*	*15%*
Total	13%	22%	32%	6%	1%	26%	100%

The CDO portfolio comprised $255 million ABS CDOs and $859 million non-ABS CDOs in the investment portfolio, and $341 million of CDOs in the trading portfolio.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. By vintage, 37% of these CDOs were issued in 2004 or earlier, 58% in 2005 and 5% in 2006 or later. These ABS CDOs are 90% covered by allowances since fourth quarter 2007.

Of the non-ABS CDOs in the investment portfolio, a portion was in collateralised loan obligations (CLOs), which have corporate loans as their dominant underlying collateral. The other CDOs have either credit default swaps or trust preferred securities as their dominant underlying collateral.

Allowances totalling $50 million or 6% of the portfolio have been made for the non-ABS investment CDOs, of which 98% are rated A or above by Moody's or Standard & Poor's or both.

The CDOs in the trading portfolio, which are designated at fair value, were valued at $341 million compared to $303 million in the previous quarter with improvements in some of their component values. As they are designated at fair value, no allowances have been taken for them.

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Richard Stanley, being two directors of DBS Group Holdings Ltd ("the Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the First Half ended 30 June 2008 Unaudited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors

Koh Boon Hwee	Richard Stanley
Chairman	Chief Executive Officer

7 August 2008
Singapore

News Release

DBS

Ref No. 19/2008

DBS SECOND-QUARTER EARNINGS UP 1% TO SGD 668 MILLION

* * *

Steady revenues and cost discipline underpin resilient performance amid challenging operating environment

SINGAPORE, 7 August 2008 – DBS Group Holdings today reported net earnings of SGD 668 million for second quarter 2008, up 1% from a year ago. Compared to the previous quarter, earnings rose 11% as trading income recovered from a loss and total allowances were lower. First-half net profit of SGD 1.27 billion was down 1% from a year ago.

With the inclusion of one time charges totalling SGD 16 million, net earnings for the second quarter were SGD 652 million. This comprised an impairment charge for DBS' investment in TMB Bank, partially offset by gains from the sale of office buildings in Hong Kong.

DBS successfully bid for Bowa in February 2008 to strengthen its presence in Taiwan and better capture trade and investment flows within the Greater China region. The consolidation of Bowa Commercial Bank in Taiwan during the quarter had minimal impact on second quarter earnings and affected only certain balance sheet items.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

Co Reg No 199901152M
06-18-025 (04/2006)

Net interest income up 3% from year ago

Net interest income of SGD 1.06 billion was 3% higher than a year ago and similar to the previous quarter.

Customer loans amounted to SGD 118.6 billion. Excluding Bowa, they increased 18% from a year ago and 2% for the quarter. The second quarter's underlying increase was led by SME loans in Hong Kong and consumer loans in Singapore.

Net interest margins fell five basis points from the previous quarter to 2.04%. Singapore margins declined with lower interest rates while Hong Kong margins were stable.

For the first half, net interest income rose 6% to SGD 2.12 billion as the benefit of higher loan volumes was partially offset by a 14 basis point decline in net interest margins to 2.07%.

Lower capital market fees offset by improved trading income

Net fee income fell 8% from a year ago to SGD 342 million as contributions from stockbroking, investment banking and wealth management declined with subdued capital markets. However, most other activities continued to grow, including loan syndication, trade finance and credit cards. Compared to the previous quarter, net fee income declined 3% as stockbroking and investment banking contributions were lower. Other non-interest income rose to SGD 199 million from SGD 153 million a year ago as a result of a better trading performance. Net trading income recovered from a loss in the previous quarter as FX and interest rates activities picked up.

Gains from the sale of financial investments standing at SGD 49 million, were lower than both comparative periods.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

For the first half, net fee income rose 2% to SGD 695 million while other non-interest income fell 15% to SGD 352 million.

Cost-income ratio unchanged at 43% from year ago

Expenses rose 4% from a year ago and 5% from the previous quarter to SGD 687 million as staff and non-staff costs rose. The cost-income ratio of 43% was similar to a year ago but slightly above the 42% in the previous quarter. Excluding Bowa, headcount rose 8% from a year ago but fell 1% from the previous quarter.

For the first half, expenses rose 2%, which was in line with revenues, to SGD 1.34 billion, with the cost-income ratio at 42%.

Asset quality remains good

The non-performing loan (NPL) rate rose from 1.0% in the previous quarter to 1.4%. Excluding Bowa, the NPL rate was 1.1%, a similar level to December 2007 and compared to 1.4% a year ago. The amount of NPLs rose from SGD 1.19 billion in the previous quarter to SGD 1.68 billion, including SGD 0.39 billion from Bowa.

Specific allowances for loans amounted to SGD 52 million or 18 basis points of loans, similar to the 19 basis points a year ago but higher than the 13 basis points in the previous quarter. There were no allowance charges in the second quarter for Bowa as adequate allowances had already been set aside prior to consolidation.

With the consolidation of Bowa, cumulative allowances amounted to 116% of non-performing assets compared with the 124% a year ago and 138% in the previous quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

Return on equity excluding one-time items was 13.0% compared with 13.6% a year ago and 11.6% in the previous quarter. For the first half, return on equity fell to 12.4% from 13.4% a year ago.

The total capital adequacy ratio stood at 13.8%, with the tier-1 ratio at 10.0%, compared to 13.4% and 9.2% respectively in the previous quarter.

DBS CEO Richard Stanley said, "Amid turbulence and uncertainty in the global financial markets, DBS has performed well. We will continue to be watchful and vigilant in the months ahead as the operating environment becomes increasingly challenging. We remain focused on growing our core businesses, deepening relationships with our customers and expanding our regional footprint. With the successful integration of Bowa Commercial Bank into DBS, we look forward to better serving our customers through our expanded network in Greater China."

The Board of Directors declared a one-tier tax-exempt dividend of 20 cents per share, unchanged from the previous quarter. A gross dividend of 20 cents per share less tax was paid a year ago.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

DBS

About DBS
DBS is one of the largest financial services groups in Asia with operations in 16 markets. Headquartered in Singapore, DBS is the largest bank in the country as measured by assets, and a leading bank in Hong Kong. DBS' "AA-" and "Aa1" credit ratings are among the highest in the Asia-Pacific region.

As a bank that specialises in Asia, DBS leverages its deep understanding of the regional business environment, local culture and insights to serve its customers well and build lasting relationships. DBS provides a full range of services in corporate, SME, consumer and wholesale banking activities and is committed to expanding its pan-Asia footprint. It has a growing presence in the Greater China area, namely Hong Kong, mainland China and Taiwan, as well as in India, Indonesia, Malaysia and the Middle East.

DBS proudly acknowledges the passion, commitment and can-do spirit in each of its 15,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

END